Exhibit 99.1

Mobilicom Appoints Technology Executive Guy Givoni to its Board of Directors

Givoni is a tech leader and senior executive with over two decades of experience building and scaling technology companies in the cybersecurity, drones, AI, B2B software and AgTech industries

Palo Alto, California, June 05, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced the appointment of Guy Givoni to its Board of Directors. Mr. Givoni previously served on Mobilicom’s Advisory Board from 2017 through 2023.

Mr. Givoni is a global business leader and senior executive with over 20 years of experience building and scaling technology companies in the cybersecurity, AI, UAV (uncrewed autonomous vehicle), telecom, B2B software and AgTech industries.  He has led go-to-market strategies and scaled cybersecurity solutions across global markets. Mr. Givoni served as CEO and a Director of SupPlant Ltd., a provider of leading AI-driven plant monitoring solutions to enhance agricultural productivity. Prior, he was Co-Founder and CEO of SecureStack, a cybersecurity software solutions company for multi-cloud environments. Mr. Givoni previously held other senior and leadership roles at AlgoSec Inc., a SaaS security policy management company for the enterprise market.

Campbell McComb and Jonathan Brett, who served as Directors on Mobilicom’s Board since 2017 and 2018, respectively, have stepped down from the Board (on June 3, 2025, and June 1, 2025, respectively). Both parted on good terms.

“We sincerely thank Campbell and Jonathan for their years of service and significant contributions to the growth and development of Mobilicom since our public listing on the Australian Stock Exchange. They have helped guide our company to a significant inflection point as we build revenue and market share momentum. We wish them both well,” stated Mobilicom CEO and Founder Oren Elkayam.

“Guy’s addition to our Board at this time reflects our company’s evolution into developing and delivering cybersecurity software such our OS3 and ICE platforms in addition to our growing portfolio of hardware solutions across the drones and robotics ecosystem.  Our cybersecurity software business is expected to contribute substantial momentum to our revenues and margins, and Guy brings critical expertise in managing growth, scaling software, AI, cybersecurity revenues, and capturing market share. We look forward to benefitting further from his knowledge and networks.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the company’s evolution into developing and delivering cybersecurity software such its OS3 and ICE platforms in addition to its growing portfolio of hardware solutions across the drones and robotics ecosystem, and that its cybersecurity software business is expected to contribute substantial momentum to its revenues and margins. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer
Mobilicom Ltd
liad.gelfer@mobilicom.com